                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [X]           Form 40-F -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes -                   No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                 .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

     The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002

     We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The unaudited, non-reviewed and non-consolidated financial information as of and for the year ended December 31, 2001 and 2002 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP").

     The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. Under Korean GAAP, our non-consolidated revenues accounted for approximately 74% to 97% of our consolidated revenues in the last three years. We can give no assurance as to what the actual ratios will be for 2002.

     We merged Shinsegi into SK Telecom with effect from January 12, 2002.
As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information. Consequently, it may be difficult to compare our non-consolidated financial information as of and for the year ended December 31, 2001 to that as of and for the year ended December 31, 2002.

                                                                                FOR THE YEAR
                                                                             ENDED DECEMBER 31,
                                                                      ----------------------------------
                                                                        2001                      2002
                                                                      --------                  --------
                                                                             (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue                                                     W6,227.1                  W8,634.6
Operating Expenses                                                     4,023.0                   5,961.8
Operating Income                                                       2,204.2                   2,672.8
Other Income                                                             112.6                     286.0
Other Expenses                                                           555.3                     777.0
Income Taxes                                                             621.1                     670.0
                                                                      --------                  --------
Net Income                                                            W1,140.3                  W1,512.3
                                                                      ========                  ========

                                                                              AS OF DECEMBER 31,
                                                                     -----------------------------------
                                                                        2001                     2002
                                                                     --------                  ---------
                                                                             (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets                                                 W 2,589.7                 W 2,894.4
Total Non-Current Assets                                               8,038.3                  10,053.5
Total Assets                                                          10,627.9                  12,947.9
Total Current Liabilities                                              2,541.7                   4,261.6
Total Long-Term Liabilities                                            2,403.9                   3,148.4
                                                                     ---------                 ---------
Total Shareholders' Equity                                           W 5,682.3                 W 5,537.8
                                                                     =========                 =========


     Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 38.7% to Won 8,634.6 billion for the year ended December 31, 2002 from Won 6,227.1 billion for the year ended December 31, 2001, principally reflecting a 49.2% increase in cellular revenue to Won 7,542.3 billion for the year ended December 31, 2002 from Won 5,056.1 billion for the year ended December 31, 2001, which was partially offset by a 6.7% decrease in interconnection revenue.

     The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's wireless subscribers, which more than offset a decrease in the average monthly revenue per subscriber. The number of SK Telecom's subscribers increased to approximately 17.2 million as of December 31, 2002 from approximately 11.9 million as of December 31, 2001, reflecting the Shinsegi merger. Wireless Internet sales increased by 183.3% to Won 732.8 billion for the year ended December 31, 2002 from Won 258.7 billion for the year ended December 31, 2001, representing 9.7% of SK Telecom's cellular revenue, primarily due to the increased number of wireless Internet-enabled handset holders.

     SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) decreased by 6.4% to Won 43,922 for the year ended December 31, 2002 from Won 46,937 for the year ended December 31, 2001. The decrease was principally due to the reduction in tariffs by 8.3% (based on the reduction in a standard tariff plan) from January 2002, the decrease in interconnection rates and the inclusion from January 12, 2002 of Shinsegi's subscribers, who produced lower average monthly revenue per subscriber. However, the decrease was partially offset by increases in wireless Internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service.

     On an aggregate basis, interconnection revenue decreased by 6.7% to Won 1,092.3 billion for the year ended December 31, 2002 from Won 1,171.1 billion for the year ended December 31, 2001. The decrease was the result of lower interconnection rates in 2002.

     Non-Consolidated Operating Income. SK Telecom's operating income increased by 21.3% to Won 2,672.8 billion for the year ended December 31, 2002 from Won

2,204.2 billion for the year ended December 31, 2001. SK Telecom's operating income increased at a lower rate than operating revenue because SK Telecom's operating expenses for the year ended December 31, 2002 increased by 48.2% to Won 5,961.8 billion compared to Won 4,023.0 billion for the year ended December 31, 2001. The increase in SK Telecom's operating expenses was primarily due to the Shinsegi merger and the increases in commissions, depreciation expenses, interconnection expenses, advertising expenses, labor costs, leased line expenses and miscellaneous operating expenses.

     Commissions paid to SK Telecom's authorized dealers increased by 95.4% to Won 804.8 billion for the year ended December 31, 2002 compared to Won 411.9 billion for the year ended December 31, 2001. The increase was primarily due to the increase in new subscribers by 49.2% and in average subscribers by 17.6% during the period. In addition, commissions paid to SK Telecom's authorized dealers increased by 42.5% to Won 253.4 billion for the fourth quarter of 2002 compared to Won 177.8 billion for the third quarter of 2002 as a result of [our aggressive marketing activities to retain our existing customers during the 30-day business suspension period (from November 21, 2002 to December 20, 2002) imposed on the Company by the Ministry of Information and Communication of Korea for violating its handset subsidy regulation and to maintain our market leadership in 2G & 2.5G service as well as 3G service going forward.

     Depreciation and amortization expenses increased by 28.8% to Won 1,414.6 billion for the year ended December 31, 2002 compared to 1,098.0 billion for the year ended December 31, 2001. The increase in depreciation expenses was primarily due to the expansion of SK Telecom's CDMA 1xRTT network.

     Interconnection expenses increased by 22.4% to Won 738.0 billion for the year ended December 31, 2002 compared to Won 603.1 billion for the year ended December 30, 2001. The increase was primarily due to the higher subscriber numbers (including as a result of the Shinsegi merger) and an increase of the mandated payment in Universal Service Obligation fund in the amount of Won 87.4 billion, which were only partially offset by a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks.

     Advertising expenses increased by 59.4% to Won 440.2 billion for the year ended December 31, 2002 compared to Won 276.2 billion for the year ended December 31, 2001, primarily due to [the promotion of new services and the marketing activities related to the World Cup events in Korea. Advertising expenses for the first half of 2001 also were unusually low as a result of our efforts to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001. In addition, advertising expenses for the fourth quarter of 2002 were higher as a result of our aggressive marketing activities to retain our existing customers during the 30-day business suspension period and to maintain our market leadership in 2G & 2.5G service as well as 3G service going forward.

     Labor cost increased by 38.6% to Won 304.6 billion for the year ended December 31, 2002 compared to Won 219.8 billion for the year ended December 31, 2001. The increase was primarily due to the inclusion of Shinsegi's labor expense from January 13, 2002 and higher wage levels.

     Leased line expenses increased by 23.7% to Won 266.8 billion for the year ended December 31, 2002 compared to Won 215.6 billion for the year ended December 31, 2001, primarily due to the Shinsegi merger and an increase in wireless traffic.

     Miscellaneous operating expenses increased by 63.9% to Won 1,606.8 billion for the year ended December 31, 2002 compared to Won 980.4 billion for the year ended December 31, 2001, primarily due to the Shinsegi merger and increases in research and development expenses and frequency usage fees.

     Non-Consolidated Other Income. Other income, consisting primarily of commission income, interest income, foreign exchange and translation gains and miscellaneous income, increased by 154.0% to Won 286.0 billion for the year ended December 31, 2002 compared to Won 112.6 billion for the year ended December 31, 2001. Other income increased primarily due to significant increases in commission income, foreign exchange translation gains, interest income, foreign exchange gains and miscellaneous other income.

     Non-Consolidated Other Expenses. Other expenses, consisting primarily of interest expense, donations, foreign exchange and translation losses and miscellaneous expenses, increased by 39.9% to Won 777.0 billion for the year ended December 31, 2002 compared to Won 555.3 billion for the year ended December 31, 2001. Other expenses increased primarily as a result of a significant increase in miscellaneous other expenses due to the loss on disposal of fixed assets consisting of Shinsegi's unused equipment as well as the loss on disposal of marketable securities and the loss on investment securities impairment due to the share exchange transaction with KT Corporation. Other expenses also increased as a result of a significant increase in interest expenses, the absence of equity in losses of affiliates (we recorded a gain in the year ended December 31, 2002) and an increase in foreign exchange losses, which were partially offset by decreases in donations and foreign exchange translation losses. As a percentage of operating revenue, other expenses increased slightly to 9.0% for the year ended December 31, 2002 from 8.9% for the year ended December 31, 2001.

     Non-Consolidated Income Tax. Provision for income taxes increased by 7.9% to Won 670.0 billion for the year ended December 31, 2002 from Won 621.1 billion for the year ended December 31, 2001.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 32.6% to 1,512.3 billion for the year ended December 31, 2002 from Won 1,140.3 billion for the year ended December 31, 2001.

INCOME STATEMENT

                                                                                    (KRW MN)
--------------------------------------------------------------------------------------------
                                                        2002                        2001
--------------------------------------------------------------------------------------------
  SIGN-UP FEE                                            229,941                     113,227
  MONTHLY FEE                                          3,035,145                   2,143,776
  CALL CHARGE                                          4,140,391                   2,949,878
  WIRELESS INTERNET                                      732,756                     258,706
  VAS AND OTHERS                                         479,559                     249,655
  SALES DISCOUNT                                      (1,075,484)                   (659,177)
CELLULAR REVENUE                                       7,542,308                   5,056,065
    Mobile to Mobile                                     404,607                     446,170
    Land to Mobile                                       687,695                     724,892
INTERCONNECTION REVENUE                                1,092,301                   1,171,062
TOTAL REVENUE                                          8,634,610                   6,227,127

WAGE & EMPLOYEE BENEFITS                                 304,608                     219,803

MARKETING EXPENSES                                     1,630,892                     906,058
    Cellular Initial Commission                          371,825                     123,052
    Cellular Monthly Commission                          433,002                     286,513
    Advertisement                                        440,164                     276,164
    Retention Commission                                 385,900                     217,964
    Others                                                                             2,365

REPAIR EXPENSES                                           95,787                      46,233
RENT                                                     136,924                     127,429
FEES                                                     634,305                     418,937
DEPRECIATION (INCL. AMORTIZATION)                      1,414,627                   1,097,992
LEASED-LINE EXPENSES                                     266,804                     215,569
R&D                                                      170,536                     105,725
FREQUENCY USAGE FEES                                     119,216                      55,898
BAD DEBT                                                  19,783                         108
INTERCONNECTION EXPENSES                                 738,033                     603,149
     Mobile to Mobile                                    494,054                     501,933
     Mobile to Land                                      156,540                     131,616
     USOB                                                 87,439                    (30,400)
OTHERS                                                   430,246                     226,058
--------------------------------------------------------------------------------------------
OPERATING EXPENSES                                     5,961,761                   4,022,959

OPERATING INCOME                                       2,672,849                   2,204,168

EBITDA                                                 4,087,476                   3,302,160
(OPERATING INCOME + DEPRECIATION)

INTEREST INCOME                                           45,868                      38,869
INCOMING FEES                                            103,066                      53,058
FX GAIN                                                    8,599                       6,671
FX TRANSLATION GAIN                                       26,200                       2,369
OTHERS                                                   102,268                      11,596
--------------------------------------------------------------------------------------------
NON-OPERATING INCOME                                     286,001                     112,563

                                                                                    (KRW MN)
--------------------------------------------------------------------------------------------
                                                        2002                        2001
--------------------------------------------------------------------------------------------
INTEREST EXPENSES                                        304,482                     150,575
LOSS ON USING EQUITY METHOD                                                          177,048
R&D CONTRIBUTION                                          58,555                      23,000
DONATIONS                                                 67,432                     111,146
FX LOSS                                                    1,789                         783
FX TRANSLATION LOSS                                        4,231                      12,366
OTHERS                                                   340,498                      80,401
--------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES                                   776,987                     555,319

ORDINARY INCOME                                        2,181,864                   1,761,412

EXTRAORDINARY GAIN                                           504                          25
EXTRAORDINARY LOSS
--------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                    2,182,368                   1,761,437

INCOME TAXES                                             670,043                     621,115
--------------------------------------------------------------------------------------------
NET INCOME                                             1,512,325                   1,140,322
--------------------------------------------------------------------------------------------


BALANCE SHEET

                                                                                    (KRW MN)
                                                      --------------------------------------
                                                        Dec-02                      Dec-01
                                                      --------------------------------------
ASSETS
CASH & MARKETABLE SECURITIES                             476,059                     826,678
TRADE RECEIVABLES                                      1,293,257                     871,656
SHORT-TERM LOAN                                           29,623                      14,352
ACCOUNTS RECEIVABLE                                    1,018,236                     838,355
ACCRUED INCOME RECEIVABLES                                 4,764                       1,713
INVENTORIES                                               11,317                       2,989
PREPAID EXPENSES AND OTHERS                               61,136                      33,921
--------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                   2,894,392                   2,589,665

INVESTMENT 1)                                          2,686,086                   4,315,561
LONG-TERM DEPOSITS 2)                                    201,682                      12,961
LEASEHOLD GUARANTEE DEPOSITS                             221,815                     201,846
OTHERS                                                   102,030                     115,521
--------------------------------------------------------------------------------------------
TOTAL INVESTMENT ASSETS                                3,211,613                   4,645,890

LAND                                                     439,915                     414,872
BUILDING & FIXTURE                                       778,833                     711,270
MACHINERY AND EQUIPMENT                                2,432,552                   1,703,018
CONSTRUCTION IN PROGRESS                                 345,063                     162,479
OTHERS                                                   455,186                     266,007
NET PP&E                                               4,451,548                   3,257,646
INTANGIBLE & DEFERRED ASSETS                           2,390,350                     134,735
--------------------------------------------------------------------------------------------
TOTAL FIXED ASSETS                                     6,841,898                   3,392,381

TOTAL ASSETS                                          12,947,904                  10,627,936

                                                                                    (KRW MN)
                                                      --------------------------------------
                                                        Dec-02                      Dec-01
                                                      --------------------------------------
LIABILITIES & SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                                       1,680,268                     809,551
ACCRUED EXPENSES                                         469,267                     231,639
SHORT-TERM BORROWING                                     620,000                     850,000
INCOME TAX PAYABLE                                       384,179                     357,201
CURRENT PORTION OF LONG-TERM DEBT                        920,745                     173,851
OTHERS                                                   187,171                     119,454
--------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                              4,261,630                   2,541,696

DEPOSIT FOR FACILITIES                                    46,850                      49,758
LONG-TERM DEBT                                         2,913,922                   2,214,966
ACCRUED SEVERANCE INDEMNITIES                             46,879                      34,916
OTHERS                                                    38,010                      32,375
DEFERRED INCOME TAX CREDITS                              102,778                      71,926
--------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                            3,148,439                   2,403,940

TOTAL LIABILITIES                                      7,410,069                   4,945,637

CAPITAL STOCK                                             44,576                      44,576
CAPITAL SURPLUS                                        2,884,385                   3,748,546

RETAINED EARNINGS                                      4,898,146                   3,381,739


CAPITAL ADJUSTMENTS                                   (2,289,272)                 (1,492,562)
  Treasury Stock                                      (2,192,449)                 (1,425,851)
  Loss on valuation of investment                        (99,275)                    (67,670)
  Stock Options                                            2,452                         960
--------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                             5,537,835                   5,682,299
--------------------------------------------------------------------------------------------

1)   INVESTMENT IN AFFILIATES + INVESTMENT SECURITIES
2)   LONG-TERM DEPOSITS + LONG-TERM FINANCIAL INSTRUMENTS + INVESTMENT IN FUNDS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 SK TELECOM CO., LTD.



                                                 By:  /s/ Sung Hae
                                                    ---------------------
                                                    Name:  Sung Hae Cho
                                                    Title: Vice President
                                                           IR Office


Date: January 29, 2003